FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 31, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations Second quarter, year ending March 2026
(US GAAP)
October 2025
Nomura Holdings, Inc.
© Nomura

Outline
Presentation Financial Supplement
Executive summary (p. 2-3) Trend in stable revenue (p. 4) Overview of results (p. 5) Business segment results (p. 6) Wealth Management (p. 7-9) Investment Management (p. 10-11) Wholesale (p. 12-14) Banking (p. 15) Non-interest expenses (p. 16) Robust financial position (p. 17)
Consolidated balance sheet (p. 18) Value at risk (p. 19) Consolidated financial highlights (p. 20) Consolidated income (p. 21) Main revenue items (p. 22)
Consolidated results: Income (loss) before income taxes by segment and region (p. 23)
Segment “Other” (p. 24)
Wealth Management related data (p. 25-28) Investment Management related data (p. 29-30) Wholesale related data (p. 31) Number of employees (p. 32)

Executive summary (1/2)

FY2025/26 2Q highlights

- **Performance remained strong; ROE[3]: 10.6%**
  - Net revenue: Y515.5bn (-2% QoQ); Income before income taxes: Y136.6bn (-15% QoQ); Net income[1]: Y92.1bn (-12% QoQ); EPS[2]: Y30.49; ROE[3]: 10.6%
  - Profits fell QoQ due to gains on sales of real estate in the previous quarter, but ROE reached target of 8-10%+ for sixth consecutive quarter
  - Income before income taxes of all three international regions was Y44.9bn, marking ninth consecutive quarter of profitability
- **Four segment income before income taxes[5] rose to Y132.6bn (+25% QoQ)**
  Recurring business made progress in asset acquisition, with balances reaching an all time high. Wholesale also showed a further strengthening trend of higher revenue and profits
  - Wealth Management:
    - Recurring revenue assets saw net inflow for 14th consecutive quarter
    - Recurring revenue assets and recurring revenue both rose to record high; recurring revenue cost coverage ratio[4] reached 70%
  - Investment Management:
    - Asset management business delivered firm performance, with tenth consecutive quarter of net inflows and assets under management reaching record high of over Y100trn
    - Investment gain/loss up sharply, with major contributions from American Century Investments (ACI) related valuation gain/loss
  - Wholesale:
    - Global Markets revenues rose as Equity revenue[6] reached a record high
    - Investment Banking saw consistently strong momentum in Japan, together with a recovery in international business
  - Banking:
    - Firm revenues from lending, trust, and agent operations

Income before income taxes and net income[1]



Groupwide
(billions of yen)
Income before income taxes
Net income
133.0
138.3
97.7
160.3
136.6
98.4
101.4
72.0
104.6
92.1
FY2024/25
2Q
3Q
4Q
FY2025/26
1Q
2Q



Four segment income before income taxes5
(billions of yen)
Investment Management
Wealth Management5
Banking
Wholesale
126.1
130.8
92.0
105.8
132.6
FY2024/25
2Q
3Q
4Q
FY2025/26
1Q
2Q

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4. Recurring revenue divided by non-interest expenses using four-quarter cumulative.
5. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.
6. A record quarter since comparisons possible in FY2016/17

2

Executive summary (2/2)

FY2025/26 1H highlights

- Income before income taxes: Y296.9bn (+26% YoY); Net income[1]: Y196.6bn (+18% YoY); EPS[2]: Y64.53; ROE[3]: 11.3%
  - **ROE exceeded 11% in 1H** as medium to long-term initiatives bore fruit
  - **Net revenue continued to grow (+11% YoY), and profits also benefited from cost controls and operating leverage; cost coverage ratio reached 71%**
- Four segment income before income taxes of Y238.4bn (+11% YoY)
  - **Wealth Management/Investment Management**: **Recurring revenue assets and AuM reached record high**, demonstrating consistently strong performance, and **revenues have become more stable**
  - **Wholesale**: Sustained capital discipline and self-sustained growth enabled **income before income taxes to rise 43% YoY, thereby driving overall performance**
  - **Banking:** Firm performance, steady progress with deposit sweep service ahead of its introduction next fiscal year
- Half-year dividend per share: Y27

	FY2024/25 1H	FY2025/26 1H	YoY
Net revenue	Y937.8bn	**Y1,038.8bn**	**11%**
Income before income taxes	Y235.9bn	**Y296.9bn**	**26%**
Net income[1]	Y167.3bn	**Y196.6bn**	**18%**
EPS[2]	Y54.58	**Y64.53**	**18%**
ROE[3]	10.1%	**11.3%**	

Income before income taxes: Segment information[4]	FY2024/25 1H	FY2025/26 1H	YoY
Wealth Management	Y85.4bn	**Y84.3bn**	**-1%**
Investment Management	Y55.1bn	**Y52.2bn**	**-5%**
Wholesale	Y66.4bn	**Y95.0bn**	**43%**
Banking	Y8.6bn	**Y6.8bn**	**-21%**
Four segment total	Y215.6bn	**Y238.4bn**	**11%**
Other	Y22.3bn	**Y56.9bn**	**2.6x**
Unrealized gain (loss) on investments held for operating purposes	-Y2.0bn	**Y1.6bn**	**-**
Income before income taxes	Y235.9bn	**Y296.9bn**	**26%**

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
4. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.*

3

Trend in stable revenue:
Building recurring business to expand the revenue base for growth

NOMURA

Recurring assets increased with inflows

Wealth Management(WM)



(trillions of yen)
Recurring revenue assets
30.0
20.0
10.0
0.0
18.2
19.6
18.7
23.0
23.5
23.4
26.2
FY20/21
FY21/22
FY22/23
FY23/24
FY24/25
FY24/25 1H
FY25/26 1H

Investment Management(IM)



(trillions of yen)
AuM
120.0
80.0
40.0
0.0
64.7
67.9
67.3
89.0
89.3
88.8
101.2
FY20/21
FY21/22
FY22/23
FY23/24
FY24/25
FY24/25 1H
FY25/26 1H

Stable revenue[1] steadily expanding[2]



(billions of yen)
WM Recurring revenue
IM Business revenue
Banking revenue
450.0
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
107.1
111.9
131.7
119.9
134.4
120.7
138.2
137.2
42.9
180.1
163.7
47.2
87.4
78.5
23.5
95.7
84.7
25.7
FY20/21
FY21/22
FY22/23
FY23/24
FY24/25
FY24/25 1H
FY25/26 1H

1. *Total of recurring revenue assets in Wealth Management, business revenue in Investment Management, and revenue in Banking.*
2. *Banking revenue is separately disclosed from FY25/26 Q1 following the establishment of the Banking Division in April 2025. A portion of Banking revenue was previously included in recurring revenue in the Wealth Management Division. Retrospective adjustments have been made to figures for FY23/24 and FY24/25 to reflect the establishment of the Banking Division, but not to figures for earlier fiscal years.*

4

NOMURA

Overview of results

Highlights

(billions of yen, excluding EPS, BPS and ROE)	FY24/25			FY25/26		QoQ	YoY	FY24/25	FY25/26	YoY
	2Q	3Q	4Q	1Q	2Q			1H	1H	
Net revenue	483.3	502.0	452.7	523.3	**515.5**	**-2%**	**7%**	937.8	**1,038.8**	**11%**
Non-interest expenses	350.3	363.7	355.0	363.0	**378.8**	**4%**	**8%**	701.8	**741.9**	**6%**
Income before income taxes	133.0	138.3	97.7	160.3	**136.6**	**-15%**	**3%**	235.9	**296.9**	**26%**
Net income[1]	98.4	101.4	72.0	104.6	**92.1**	**-12%**	**-6%**	167.3	**196.6**	**18%**
Effective tax rate	*26.5%*	*24.7%*	*24.3%*	*32.9%*	***29.9%***			*28.3%*	***31.5%***	
EPS[2]	Y32.26	Y33.08	Y23.39	Y34.04	**Y30.49**	**-10%**	**5%**	Y54.58	**Y64.53**	**18%**
BPS[3]	Y1,117.00	Y1,207.81	Y1,174.10	Y1,177.31	**Y1,188.05**	**1%**	**6%**	Y1,117.00	**Y1,188.05**	**6%**
ROE[4]	11.6%	11.8%	8.2%	12.0%	**10.6%**			10.1%	**11.3%**	
Income before income taxes from three international regions[5,6]	*39.8*	*51.8*	*28.5*	*27.5*	***44.9***	***63%***	***13%***	*56.7*	***72.3***	***28%***

1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Total Nomura Holdings shareholders' equity per share. 4. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 5. Three international regions refers to (i) the Americas, (ii) Europe and (iii) Asia and Oceania (Including Powai office in India). 6. Geographic information is based on U.S. GAAP (Figures are preliminary for the three months ended September 30, 2025). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

5

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2024/25			FY2025/26		QoQ	YoY	F2024/25	FY2025/26	YoY
		2Q	3Q	4Q	1Q	2Q			1H	1H	
Net revenue	Wealth Management[1]	112.3	111.6	99.9	105.8	**116.5**	**10%**	**4%**	222.0	**222.3**	**0%**
	Investment Management	56.1	45.7	43.0	50.6	**60.8**	**20%**	**8%**	103.8	**111.4**	**7%**
	Wholesale	263.4	290.5	259.2	261.1	**279.2**	**7%**	**6%**	508.2	**540.3**	**6%**
	Banking[1]	12.2	12.3	11.4	12.8	**12.9**	**0%**	**5%**	23.5	**25.7**	**9%**
	Subtotal[1]	444.0	460.1	413.5	430.3	**469.3**	**9%**	**6%**	857.5	**899.6**	**5%**
	Other*[1]	42.5	41.2	39.4	93.2	**44.4**	**-52%**	**4%**	82.3	**137.5**	**67%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-3.2	0.6	-0.2	-0.1	**1.8**	**-**	**-**	-2.0	**1.6**	**-**
	Net revenue	483.3	502.0	452.7	523.3	**515.5**	**-2%**	**7%**	937.8	**1,038.8**	**11%**
Income (loss) before income taxes	Wealth Management[1]	44.2	44.8	35.9	38.8	**45.5**	**17%**	**3%**	85.4	**84.3**	**-1%**
	Investment Management	31.9	18.9	15.5	21.5	**30.7**	**43%**	**-4%**	55.1	**52.2**	**-5%**
	Wholesale	45.3	62.4	37.5	41.9	**53.1**	**27%**	**17%**	66.4	**95.0**	**43%**
	Banking[1]	4.6	4.7	3.1	3.6	**3.2**	**-12%**	**-31%**	8.6	**6.8**	**-21%**
	Subtotal[1]	126.1	130.8	92.0	105.8	**132.6**	**25%**	**5%**	215.6	**238.4**	**11%**
	Other*[1]	10.2	6.9	5.9	54.6	**2.3**	**-96%**	**-77%**	22.3	**56.9**	**2.6x**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-3.2	0.6	-0.2	-0.1	**1.8**	**-**	**-**	-2.0	**1.6**	**-**
	Income (loss) before income taxes	133.0	138.3	97.7	160.3	**136.6**	**-15%**	**3%**	235.9	**296.9**	**26%**

*Additional information on "Other" (FY2025/26 2Q)
- Loss related to economic hedging (Y-0.2bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y0.1bn)

1. *Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.*

6

Wealth Management

Net revenue and income before income taxes[1]

(billions of yen)	FY2024/25			FY2025/26		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	112.3	111.6	99.9	105.8	**116.5**	**10%**	**4%**
Non-interest expenses	68.1	66.8	64.0	67.0	**71.0**	**6%**	**4%**
Income before income taxes	44.2	44.8	35.9	38.8	**45.5**	**17%**	**3%**

Breakdown of net revenue[1]



(billions of yen)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2024/25			FY2025/26		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Recurring revenue[1,2]	45.9	45.7	47.0	44.5	**51.2**	**15%**	**12%**
Flow revenue, etc.[3]	66.4	65.9	52.9	61.3	**65.3**	**6%**	**-2%**
Net revenue[1]	112.3	111.6	99.9	105.8	**116.5**	**10%**	**4%**

Key points

Net revenue: Y116.5bn (+10% QoQ, +4% YoY)
Income before income taxes: Y45.5bn (+17% QoQ, +3% YoY)

- Sustained growth momentum in revenues and profits
  - Growth in recurring revenue assets and increased client activity pushed up both recurring revenue and flow revenue, driving growth in performance
  - Ongoing cost controls limited the rise in expenses relative to net revenue. The pre-tax profit margin remained high at 39%
- The recurring revenue cost coverage ratio[4] came to 70%, lending added stability to the division's performance

Recurring revenue

- Recurring revenue assets saw a net inflow for the 14th consecutive quarter (+Y289.5bn). While major markets remained at record high, we maintained net inflows even amid rising selling pressure
- Recurring revenue rose to a record high, buoyed by strongly favorable market conditions and net inflows

Flow revenue, etc.

- Flow revenue, etc. grew by 6% QoQ; client activity increased, most notably in equities as major equity markets rose to fresh record highs

Growth of client assets	FY2025/26 1Q	FY2025/26 2Q
Investment trust net inflows[5]	+Y252.4bn	**+Y176.8bn**
Discretionary investment net inflows[5]	+Y46.5bn	**+Y65.2bn**
Net inflows of cash and securities[6]	+Y2,259.3bn	**+Y744.4bn**

1. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 3. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 4. Recurring revenue divided by non-interest expenses using four-quarter cumulative. 5. Excludes Corporate section. 6. Cash and securities inflows minus outflows, excluding regional financial institutions.

7

Wealth Management: Purchase of assets based on long-term diversified investments increased

Total sales[1]



(billions of yen)
Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
7,000.0
6,000.0
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

	FY2024/25			FY2025/26	
	2Q	3Q	4Q	1Q	**2Q**
Stocks	4,149.9	3,644.4	3,870.6	4,967.5	**4,539.9**
Bonds	610.8	399.8	462.7	655.6	**630.4**
Investment trusts	793.7	863.4	791.0	754.7	**815.2**
Discretionary Investments	180.9	174.4	149.5	140.2	**187.0**
Insurance	115.7	109.4	87.1	137.3	**185.5**
Total sales[1]	5,851.0	5,191.4	5,360.9	6,655.3	**6,358.0**

Total sales[1] declined 4% QoQ

- Stocks: -9% QoQ
  - Decrease in purchases of Japanese stocks, partly due to the drop-out of a major tender offer in the previous quarter and partly due to more investors taking to the sidelines as Japanese equity indices notched record highs
  - Primary stock subscriptions were flat at Y80.5bn (+9% QoQ)
- Bonds: -4% QoQ
  - Sales of foreign bonds increased on primary deals and relatively high yields in the US
  - Sales of Japanese bonds fell on the drop-out of major primary transactions in the previous quarter
- Investment trusts: +8% QoQ
  - Demand for long-term diversified investments held firm, with inflows mainly into overseas growth stock-related investment trusts
- Discretionary investments: +33% QoQ
  - Steep growth facilitated by carefully attentive asset management services that faithfully reflect clients' needs
- Insurance: +35% QoQ
  - Sales of insurance products geared towards estate planning held at a high level as US interest rates stayed relatively high

1. *Excludes Corporate section and Workplace Solution Department.*

8

Wealth Management: KPI summary
Net inflows of recurring revenue assets1
Net inflow of recurring revenue assets for 14th consecutive quarter, powered by the provision of consulting services aligned with clients’ needs
(billions of yen)
Wealth Management total Excluding Corporate section 471.9 500.0 428.0
438.3 403.2 377.4 400.0 346.3 282.2 265.6 278.9 289.5 300.0 200.0 100.0 0.0 FY2024/25 FY2025/26
2Q 3Q 4Q 1Q 2Q
Flow business clients
Record high for end-September thanks to elevated client activity
(thousands)
1,800
1,600 1,644 1,400 1,263 1,482 1,200 1,251 1,000 914 FY2024/25 FY2025/26 925 800 Jun Sep Dec Mar
Recurring revenue assets and recurring revenue2,3
Recurring revenue assets up thanks to favorable market conditions; recurring revenue reached a record high, with investment advisory fees received half yearly augmenting higher net inflow of recurring revenue assets
(trillions of yen) (billions of yen)
Recurring revenue assets Recurring revenue (rhs)
25.0 51.2
45.9 45.7 47.0 44.5 50.0
20.0
24.9 26.2 40.0
23.4 23.5 24.6
15.0    30.0
10.0    20.0
FY2024/251 2 3 FY2025/264 5
Sep/2Q Dec/3Q Mar/4Q Jun/1Q Sep/2Q
Workplace services
Steady growth in the provision of workplace services, driven primarily by ESOPs, with totals surpassing 4 million
(thousands)
4,200 4,035
3,963
3,792 3,825 3,883
3,800
3,400
3,000
FY2024/25 9 12 3 FY2025/26 6 9
Sep Dec Mar Jun Sep
1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts, etc.
2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).
3. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, on Apr. 1, 2025. 9

Investment Management

Net revenue and income before income taxes[1]

(billions of yen)	FY2024/25			FY2025/26		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	56.1	45.7	43.0	50.6	**60.8**	**20%**	**8%**
Non-interest expenses	24.2	26.8	27.5	29.0	**30.1**	**4%**	**25%**
Income before income taxes	31.9	18.9	15.5	21.5	**30.7**	**43%**	**-4%**

Breakdown of net revenue



(billions of yen)
70.0
50.0
30.0
10.0
-10.0
Investment gain/loss
Business revenue

	FY2024/25			FY2025/26		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Business revenue[1,2]	39.4	42.0	43.3	40.6	**44.1**	**8%**	**12%**
Investment gain/loss[3]	16.7	3.7	-0.2	9.9	**16.8**	**69%**	**0.4%**
Net revenue	56.1	45.7	43.0	50.6	**60.8**	**20%**	**8%**

Key points

Net revenue: Y60.8bn (+20% QoQ, +8% YoY)

Income before income taxes: Y30.7bn (+43% QoQ, -4% YoY)

- Solid growth in stable business revenue
  - Assets under management reached all-time high of Y101.2trn on net inflows as well as market factors
- Investment gain/loss up sharply QoQ, with major contributions from American Century Investments (ACI) related valuation gain/loss

Business revenue

- Net revenue: Y44.1bn (+8% QoQ, +12% YoY)
  - Asset management business continued to deliver strong performance. Record-high asset management fees driven by growth in assets under management
  - Tenth consecutive quarter of net inflows

Investment gain/loss

- Net revenue: Y16.8bn (+69% QoQ, +0.4% YoY)
  - ACI related valuation gain/loss up sharply QoQ
  - Revenue from Nomura Capital Partners portfolio companies benefited from gains on Orion Breweries IPO

1. Includes gain/loss from Nomura Fiduciary Research & Consulting Co., Ltd. starting in FY2025/26 1Q.
2. Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.
3. Consists of net revenue arising from ACI-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)

10

Investment Management:
AuM and alternative AuM both at record high
Assets under management (net)1
(trillions of yen) Investment advisory and international businesses, etc. Investment trust business
120.0
101.2 93.5 89.3 94.3
100.0 88.8
27.9 80.0 25.0 26.3 25.0 26.3 60.0 40.0 73.4 63.8 67.2 64.3 68.1 20.0 0.0
FY2024/25 FY2025/26
Sep Dec Mar Jun Sep
Net inflows2
(billions of yen) Investment advisory and international businesses, etc. Investment trust business 1,500 1,123 1,000 468 260 498 500 314 108 655 40 525 489
0 274 315
-229 -207 -26 -500 FY2024/25 FY2025/26
2Q 3Q 4Q 1Q 2Q
Assets under management at record high of Y101.2trn
Investment trust business
Net inflows into MRFs, etc, ETFs, investment trusts (excl. ETFs, MRFs, etc) MRFs, etc: Inflows of idle capital ETFsInflows mainly into Japanese equity-related ETFs Investment trusts (excl. ETFs, MRFs, etc ) Sustained inflows into private assets and balanced funds
Investment advisory and international businesses
International business booked inflows into high-yield US bonds and UCITS3 but outflows from Asian equities
Alternative AuM4: net inflows continue, reaching a record high
(billions of yen)
3,000 2,941 2,608 2,658 2,501 2,500 2,103 2,000 1,500 1,000 500 0 FY2024/25 FY2025/26 Sep Dec Mar Jun Sep
1. Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division 2. Based on assets under management (net).
3. UCITS: Funds that comply with European Commission directive on Undertakings for Collective Investment in Transferable Securities
4. Total of Nomura Asset Management alternative AuM and private assets AUM of other asset management companies within Investment Management division 11

NOMURA

Wholesale

Net revenue and income before income taxes

(billions of yen)	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	FY2025/26 1Q	FY2025/26 2Q	QoQ	YoY
Net revenue	263.4	290.5	259.2	261.1	**279.2**	**7%**	**6%**
Non-interest expenses	218.1	228.2	221.7	219.2	**226.0**	**3%**	**4%**
Income before income taxes	45.3	62.4	37.5	41.9	**53.1**	**27%**	**17%**
CIR	*83%*	*79%*	*86%*	*84%*	***81%***		
Revenue/modified RWA[1]	*7.4%*	*8.2%*	*7.3%*	*6.9%*	***7.1%***		

Key points

Net revenue: Y279.2bn (+7% QoQ, +6% YoY)

Income before income taxes: Y53.1bn (+27% QoQ, +17% YoY)

- Maintained the strong performance trend from the previous fiscal year; revenues and profits both up YoY
  - In Global Markets, revenue in Equities rose to a record high[2]. In Investment Banking, continued strong momentum in Japan and a recovery in international business contributed to revenue growth
  - By region, revenue growth was powered by Equity Products in Japan. While Securitized Products were the main driver in the Americas, Equity Products also remained at a high level
- Stringent cost management meant QoQ increase in expenses mainly due to yen depreciation

Net revenue by business line



(billions of yen)
300.0
200.0
100.0
0.0
Investment Banking
Global Markets

	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	FY2025/26 1Q	FY2025/26 2Q	QoQ	YoY
Global Markets	221.1	239.0	206.9	223.1	**235.7**	**6%**	**7%**
Investment Banking	42.3	51.5	52.3	37.9	**43.5**	**15%**	**3%**
Net revenue	263.4	290.5	259.2	261.1	**279.2**	**7%**	**6%**

Net revenue by region



(billions of yen)
300.0
200.0
100.0
0.0
88.9
39.5
48.2
86.7
108.5
53.5
54.6
73.9
109.9
45.5
40.5
63.3
100.6
45.0
46.0
69.5
107.4
43.7
49.1
79.0
Americas
EMEA
AEJ
Japan
FY2024/25 2Q
3Q
4Q
FY2025/26 1Q
2Q

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule.
2. A record quarter since comparisons possible in FY2016/17

12

Wholesale: Global Markets

Net revenue

(billions of yen)



250.0
200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2024/25 2Q	FY2024/25 3Q	FY2024/25 4Q	FY2025/26 1Q	FY2025/26 2Q	QoQ	YoY
Fixed Income (FI)	127.8	139.9	105.8	124.8	**121.9**	**-2%**	**-5%**
Equities (EQ)	93.2	99.1	101.1	98.3	**113.8**	**16%**	**22%**
Global Markets	221.1	239.0	206.9	223.1	**235.7**	**6%**	**7%**

Key points

Net revenue: Y235.7bn (+6% QoQ, +7% YoY)

- Fixed Income revenue in line with the previous quarter; slowdown in FX/EM partially offset by Securitized Products and Credit
- Equities revenue climbing to a record high[7] driven by strength in Equity Products

Fixed Income

- Net revenue: Y121.9bn (-2% QoQ, -5% YoY)
  - Macro Products: Rates revenue down in EMEA, following a strong previous quarter. FX/EM revenue down in AEJ
  - Spread Products: Credit revenues up in AEJ and Japan on continued robust demand for high-yield bonds. Steep rise in Securitized Products revenue in the Americas amid lessened uncertainty over interest rates

Equities

- Net revenue: Y113.8bn (+16% QoQ, +22% YoY)
  - Equity Products: Strong revenue growth in Japan and AEJ, where increased client activity drove strength in Derivatives
  - Execution Services: Sustained strong revenues from the previous quarter

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business
7 A record quarter since comparisons possible in FY2016/17

13

Wholesale: Investment Banking

Net revenue

(billions of yen)



60.0
40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

	FY2024/25			FY2025/26			
	2Q	3Q	4Q	1Q	**2Q**	**QoQ**	**YoY**
	42.3	51.5	52.3	37.9	**43.5**	**15%**	**3%**

Key points

Net revenue: Y43.5bn (+15% QoQ, +3% YoY)

- Major products registered QoQ growth in revenues in both Advisory, and Financing and Solutions, etc
- Corporate action in Japan remained consistently strong; international business also contributed to revenue growth

Advisory

- Momentum remained strong in Japan, with multiple transactions involving financial sponsors and moves to take companies private
- International net revenue rose on M&A deals related to renewable energy and digital infrastructure, primarily in EMEA

Financing and Solutions, etc.[1]

- DCM: Solid performance in Japan, benefiting from prospective rise in longer-term interest rates, net revenue at international offices benefited from multiple transactions primarily in EMEA
- Internationally, ALF deals particularly in the Americas contributed to growth in net revenues

Major Deals

- **Blackstone** Group's (US) tender offer to make TechnoPro Holdings a wholly-owned subsidiary (Y475.0bn)
- **NTT Docomo's** offer to take SBI Sumishin Net Bank private (tender offer and share buyback from SBI Holdings) (Y239.5bn)
- **IFM Investors'** (Australia) acquisition of data center operator Green Group (Switzerland) from InfraVia Capital Partners (France) (undisclosed sum)
- **Ontario Teachers' Pension Plan's** (Canada) acquisition of Donte Group (Spain) from Advent International (US) and associated finance deal (**M&A:** €1.0bn / **ALF:** €620m)
- **KOKUSAI ELECTRIC:** PO (ABB) (Y90.9bn)
- **Orion Breweries:** IPO (Y26.9bn)
- **StubHub Holdings (US):** IPO ($800m)
- **NTT Finance:** USD-denominated bonds/EUR-denominated bonds ($11.3bn / €5.5bn)
- **Republic of Italy:** Sovereign debt (€18.0bn)

Maintain our presence in M&A league table[2]

【Japan-related】

No.	Financia Advisor	Rank Value (billions of yen)	Share (%)	# of Deals
1	**Nomura**	**19,957.7**	**47.5**	**118**
2	Mitsubishi UFJ Morgan Stanley	14,213.0	33.8	59
3	Goldman Sachs	13,156.9	31.3	21

1. *ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.*
2. *Source :LSEG, Jan to Sep 2025*

14

Banking
Net revenue and income before income taxes1 Key points
(billions of yen) Net revenue Y12.9bn (+0% QoQ, +5% YoY)
FY2024/25 FY2025/26
QoQ YoY Income before income taxes Y3.2bn (-12% QoQ, -31% YoY)
2Q 3Q 4Q 1Q 2Q
Revenue from lending activities as well as trust and agent services remained
Net revenue 12.2 12.3 11.4 12.8 12.9 0% 5% steady, accompanied by an increase in balances
Non-interest expenses 7.6 7.6 8.4 9.2 9.7 5% 27%
Expenses rose QoQ, mainly owing to depreciation stemming from upgrade to
Income before income
4.6 4.7 3.1 3.6 3.2 -12% -31% core banking system completed at Nomura Trust and Banking in May 2025; taxes preparations for the deposit sweep service scheduled for introduction in FY2026/27 are progressing as planned
Investment Trust balance (Nomura Trust and Assets under administration (Nomura Bank Loans Outstanding (Nomura Trust and Banking) Banking)3 Luxembourg)
Growth in loans outstanding for both PB Investment trust balance remained at high Inflows into public and private funds investing in loans2 and Nomura Web loans level private assets have expanded
(billions of yen) (trillions of yen) (billions of dollar) Nomura Group Others
1,200 1,093 50.0
1,044 1,069 56.6 59.3 60.2 40.5 40.0 40.4 60.0 55.4 914 52.5 798 40.0 33.9 50.0 49.5 800 713 31.9 31.6 28.1 28.0 26.7 30.0 40.0 30.4 26.1 25.2
30.0 400 20.0 20.0
29.9 31.4 32.1 10.0 25.0 27.3
10.0 23.4
0 0.0 0.0
FY21/22 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 FY21/22 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 FY21/22 FY22/23 FY23/24 FY24/25 FY25/26 FY25/26 Mar Mar Mar Mar Jun Sep Mar Mar Mar Mar Jun Sep Mar Mar Mar Mar Jun Sep
1. Retrospective adjustments made to prior years following the establishment of the Banking Division, a portion of whose businesses were previously included in Wealth Management, in April 2025.
2. PB loans stands for Private Banking loan 3 Investment trust balance (Nomura Trust and Banking) is the total net asset value of each fund as of the end of its most recent fiscal period 15

Non-interest expenses
(billions of yen) Full year Quarter (billions of yen)
378.8 400.0 363.7 355.0 363.0 Other 1,500.0 1,420.5 350.3 1,288.2 Business development expenses Occupancy and related 1,000.0 depreciation 200.0 Information processing and communications 500.0 Commissions and floor brokerage Compensation and benefits 0.0 0.0 FY2023 FY2024 FY2024/25 FY2025/26 /24 /25 2Q 3Q 4Q 1Q 2Q QoQ Compensation and benefits 673.5 732.4 184.7 190.9 172.3 186.3 195.1 4.7% Commissions and floor 137.3 177.5 45.3 43.6 44.9 44.8 47.2 5.4% brokerage Information processing and 217.1 227.0 56.7 54.4 60.1 57.2 59.2 3.6% communications Occupancy and related 68.7 70.2 16.8 17.9 17.8 16.0 17.3 8.3% depreciation Business development 24.2 27.1 6.0 6.8 7.7 7.0 7.3 4.0% expenses Other 167.2 186.4 40.8 50.0 52.2 51.8 52.8 1.9% Total 1,288.2 1,420.5 350.3 363.7 355.0 363.0 378.8 4.3%
Key points
Non-interest expenses: Y378.8bn (+4% QoQ)
Compensation and benefits (+5% QoQ)
- Higher bonus provisions in line with performance
Commissions and floor brokerage (+5% QoQ)
- Increase in commissions and floor brokerage fees due to higher trading volumes

NOMURA

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2025	Jun 2025	Sep 2025
Total assets	¥56.8trn	¥58.1trn	**¥60.4trn**
Shareholders' equity	¥3.5trn	¥3.5trn	**¥3.5trn**
Gross leverage	16.4x	16.7x	**17.3x**
Net leverage[1]	11.0x	11.7x	**12.2x**
Level 3 assets (net)[2]	¥1.3trn	¥1.3trn	**¥1.4trn**
Liquidity portfolio	¥10.2trn	¥10.3trn	**¥10.9trn**

(billions of yen)

Basel 3 basis	Mar 2025	Jun 2025	Sep 2025[2]
Tier 1 capital	3,500	3,399	**3,569**
Tier 2 capital	0.6	26.6	**135.0**
Total capital	3,500	3,425	**3,703**
RWA	21,497	22,884	**23,548**
Tier 1 capital ratio	16.2%	14.8%	**15.1%**
CET 1 capital ratio[3]	14.5%	13.2%	**12.9%**
Consolidated capital adequacy ratio	16.2%	14.9%	**15.7%**
Consolidated leverage ratio[4]	5.16%	4.83%	**4.81%**
HQLA[5]	¥7.2trn	¥7.9trn	**¥7.7trn**
LCR[5]	234.1%	222.7%	**216.5%**
TLAC ratio (RWA basis)	28.1%	26.1%	**26.4%**
TLAC ratio (Total exposure basis)	9.9%	9.5%	**9.4%**

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (lhs)
CET 1 capital ratio (rhs)
Post Basel III finalization
25.0
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
15.7%
16.3%
14.5%
13.2%
12.9%
FY2024/25 Sep
Dec
Mar
FY2025/26 Jun
Sep

Changes in RWA[2]



(trillions of yen)
25.0
20.0
15.0
10.0
5.0
0.0
22.9
0.5
0.1
0.0
23.5
3.7
6.6
12.6
3.7
6.7
13.1
Operational risk
Market risk
Credit risk6
Jun 25
Sep 25

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity* 2. *HQLA and LCR as of the end of September 2025 are final figures. Other figures are preliminary.* 3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.* 4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* 5. *Daily average for each quarter.* 6. *Credit risk includes CVA.*

17

Financial Supplement

Consolidated balance sheet
Consolidated balance sheet
(billions of yen)
Mar 31, Sep 30, Increase Mar 31, Sep 30, Increase 2025 2025 (Decrease) 2025 2025 (Decrease)
Assets Liabilities
Total cash and cash deposits 5,515 6,832 1,317 Short-term borrowings 1,117 1,222 104 Total payables and deposits 7,249 8,107 858 Total loans and receivables 7,449 7,975 527 Total collateralized financing 18,646 18,188 -458 Trading liabilities 11,379 13,424 2,046 Total collateralized agreements 18,664 17,828 -836 Other liabilities 1,457 1,410 -46
Long-term borrowings 13,374 14,408 1,034 Total trading assets and private
1 22,524 24,875 2,351 Total liabilities 53,221 56,759 3,538 equity and debt investments Total other assets1 2,651 2,858 207 Equity Total NHI shareholders’ equity 3,471 3,485 14
Noncontrolling interest 110 123 13
Total assets 56,802 60,368 3,566 Total liabilities and equity 56,802 60,368 3,566
1. Including securities pledged as collateral. 18

Value at risk
Definition From April 1, 2025, to September 30, 2025 (billions of yen) 95% confidence level Maximum: 5.2 1-day time horizon for outstanding portfolio Minimum: 3.1 Inter-product price fluctuations considered Average: 4.4
(billions of yen)
FY2023/24 FY2024/25 FY2024/25 FY2025/26
Mar Mar Sep Dec Mar Jun Sep Equity 3.3 2.0 3.0 3.3 2.0 3.2 3.6 Interest rate 2.6 2.1 2.4 2.4 2.1 2.2 2.2 Foreign exchange 2.1 1.5 2.4 1.7 1.5 1.6 1.5 Sub-total 8.0 5.6 7.8 7.4 5.6 7.0 7.3 Diversification benefit -2.5 -1.8 -2.4 -2.3 -1.8 -2.5 -2.4 VaR 5.5 3.8 5.4 5.1 3.8 4.5 4.9

Consolidated financial highlights
(billions of yen) 400 12% 120 12.0% 12%
11.3%
340.7 101.4 104.6
10.0% 98.4
10.1% 10.4% 10.0% 92.1
Net income (loss)
300 9% 90 9% attributable to Nomura Holdings, Inc. (“NHI”) 72.0 shareholders 165.9 60 6% 200 6%
5.1%
ROE(%)
100 3% 30 3%
0 0% 0 FY2024/25 FY2025/26 0% FY2023/24 FY2024/25
2Q 3Q 4Q 1Q 2Q
Net revenue 1,562.0 1,892.5 483.3 502.0 452.7 523.3 515.5
Income (loss) before income taxes 273.9 472.0 133.0 138.3 97.7 160.3 136.6 Net income (loss) attributable to Nomura
165.9 340.7 98.4 101.4 72.0 104.6 92.1
Holdings, Inc. (“NHI”) shareholders
Total NHI shareholders’ equity 3,350.2 3,470.9 3,300.8 3,569.9 3,470.9 3,476.0 3,485.3 ROE (%)1 5.1% 10.0% 10.1% 10.4% 10.0% 12.0% 11.3%
Basic-Net income (loss) attributable to NHI
54.97 115.30 33.30 34.32 24.35 35.19 31.34 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI
52.69 111.03 32.26 33.08 23.39 34.04 30.49 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 1,127.72 1,174.10 1,117.00 1,207.81 1,174.10 1,177.31 1,188.05
1. Quarterly ROE is calculated using annualized year-to-date net income. 20

Consolidated income
(billions of yen) FY2024/25 FY2025/26 FY2023/24 FY2024/25
2Q 3Q 4Q 1Q 2Q
Revenue
Commissions 364.1 407.0 101.4 102.6 100.3 100.6 105.0 Fees from investment banking 173.3 212.2 53.3 64.4 53.3 38.4 44.6 Asset management and portfolio service fees 310.2 378.2 93.8 97.2 96.8 92.9 102.5 Net gain on trading 491.6 580.1 147.7 142.0 158.4 142.2 171.9 Gain (loss) on private equity and debt investments 11.9 7.6 1.6 1.6 1.2 6.3 4.4 Interest and dividends 2,620.9 2,927.9 763.0 745.5 630.9 649.6 652.8 Gain (loss) on investments in equity securities 9.6 0.4 -2.6 1.6 -0.1 -0.4 4.4 Other 175.8 223.3 83.3 43.0 38.5 127.0 75.6 Total revenue 4,157.3 4,736.7 1,241.6 1,197.9 1,079.4 1,156.6 1,161.2 Interest expense 2,595.3 2,844.3 758.2 696.0 626.6 633.3 645.8 Net revenue 1,562.0 1,892.5 483.3 502.0 452.7 523.3 515.5 Non-interest expenses 1,288.2 1,420.5 350.3 363.7 355.0 363.0 378.8 Income (loss) before income taxes 273.9 472.0 133.0 138.3 97.7 160.3 136.6 Net income (loss) attributable to NHI shareholders 165.9 340.7 98.4 101.4 72.0 104.6 92.1

Main revenue items
(billions of yen)
FY2024/25 FY2025/26 FY2023/24 FY2024/25
2Q 3Q 4Q 1Q 2Q
Commissions Stock brokerage commissions 242.7 264.5 66.9 66.3 66.3 62.8 67.2 Other brokerage commissions 15.6 17.5 4.4 4.4 4.7 4.7 4.5 Commissions for distribution of 56.2 66.1 14.5 17.3 14.0 14.3 14.3 investment trusts Other 49.5 58.9 15.5 14.6 15.3 18.7 19.1
Total 364.1 407.0 101.4 102.6 100.3 100.6 105.0
Fees from Equity underwriting and distribution 45.5 52.9 19.3 17.6 8.6 3.6 5.0 Investment banking Bond underwriting and distribution 27.5 48.4 11.4 14.9 13.2 13.8 11.4 M&A / Financial advisory fees 61.6 78.7 15.3 22.0 24.7 15.6 19.7
Other 38.8 32.2 7.3 9.8 6.7 5.4 8.4
Total 173.3 212.2 53.3 64.4 53.3 38.4 44.6
Asset Management Asset management fees 193.5 235.9 58.3 61.0 60.8 58.3 64.5 and portfolio Administration fees 88.2 109.1 27.3 27.8 27.6 26.3 29.0 service fees Custodial fees 28.5 33.2 8.3 8.4 8.5 8.2 9.0 Total 310.2 378.2 93.8 97.2 96.8 92.9 102.5

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 2Q	3Q	4Q	FY2025/26 1Q	2Q
Wealth Management[2]	119.0	166.2	44.2	44.8	35.9	38.8	**45.5**
Investment Management	60.2	89.6	31.9	18.9	15.5	21.5	**30.7**
Wholesale	53.9	166.3	45.3	62.4	37.5	41.9	**53.1**
Banking[2]	15.1	16.4	4.6	4.7	3.1	3.6	**3.2**
Four business segments total[2]	248.2	438.4	126.1	130.8	92.0	105.8	**132.6**
Other[2]	36.0	35.1	10.2	6.9	5.9	54.6	**2.3**
Segments total	284.2	473.5	136.2	137.7	97.9	160.4	**134.9**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-10.3	-1.5	-3.2	0.6	-0.2	-0.1	**1.8**
Income (loss) before income taxes	273.9	472.0	133.0	138.3	97.7	160.3	**136.6**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 2Q	3Q	4Q	FY2025/26 1Q	2Q
Americas	14.7	65.8	19.8	18.3	14.4	15.6	**29.1**
Europe	-33.1	20.3	3.0	16.2	5.9	-7.0	**0.4**
Asia and Oceania	23.8	50.9	17.0	17.3	8.1	18.9	**15.4**
Subtotal	5.4	137.0	39.8	51.8	28.5	27.5	**44.9**
Japan	268.5	335.0	93.3	86.5	69.3	132.8	**91.8**
Income (loss) before income taxes	273.9	472.0	133.0	138.3	97.7	160.3	**136.6**

1. *Geographic information is based on U.S. GAAP (Figures are preliminary for the three months ended September 30, 2025). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*
2. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

23

Segment “Other”
Income (loss) before income taxes
(billions of yen) 60
54.6
50
40 36.0
35.1

20
10 10.2
6.9 5.9
2.3
0
1 2 FY2024/25 FY2025/26 FY2023/24 FY2024/25 1 2 3 4 5
2Q 3Q 4Q 1Q 2Q
Net gain (loss) related to economic
2.0 -5.8 1.8 -7.0 2.2 1.1 -0.2 hedging transactions Realized gain (loss) on investments in equity 21.0 1.5 0.5 0.6 0.3 0.0 2.2 securities held for operating purposes Equity in earnings of affiliates 46.4 51.2 11.6 15.2 9.7 12.3 12.4
Corporate items -12.0 -5.9 -5.3 -1.0 -5.1 -11.6 -15.2 Others1 -21.5 -5.9 1.6 -1.0 -1.2 52.9 3.0 Income (loss) before income taxes1 36.0 35.1 10.2 6.9 5.9 54.6 2.3
1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. 24

Wealth Management related data (1)

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 2Q	3Q	4Q	FY2025/26 1Q	2Q	QoQ	YoY
Commissions	173.5	183.6	43.3	47.1	43.3	46.2	**52.1**	**12.8%**	**20.1%**
Of which, stock brokerage commission	80.2	72.2	17.7	18.1	17.4	18.3	**22.7**	**23.9%**	**27.9%**
Of which, commissions for distribution of investment trusts	54.9	65.9	14.1	17.3	14.3	14.2	**14.3**	**0.2%**	**1.3%**
Sales credit	55.9	52.5	15.6	11.5	10.8	11.6	**12.6**	**8.5%**	**-19.1%**
Fees from investment banking and other	23.1	27.3	10.5	8.7	3.7	5.2	**3.9**	**-24.7%**	**-62.5%**
Investment trust administration fees and other	124.4	156.7	39.0	40.1	40.2	38.7	**42.9**	**10.7%**	**10.0%**
Net interest revenue[1]	10.1	13.4	3.8	4.3	1.9	4.0	**5.0**	**23.5%**	**30.0%**
Net revenue[1]	387.0	433.6	112.3	111.6	99.9	105.8	**116.5**	**10.1%**	**3.7%**
Non-interest expenses[1]	268.0	267.4	68.1	66.8	64.0	67.0	**71.0**	**5.8%**	**4.2%**
Income before income taxes[1]	119.0	166.2	44.2	44.8	35.9	38.8	**45.5**	**17.5%**	**2.9%**
Domestic distribution volume of investment trusts	3,271.8	3,882.8	899.0	942.0	838.3	827.1	**854.6**	**3.3%**	**-4.9%**
Stock investment trusts	2,525.9	3,107.2	719.8	719.5	712.3	724.1	**708.5**	**-2.2%**	**-1.6%**
Foreign investment trusts	745.9	775.6	179.2	222.5	126.0	102.9	**146.0**	**41.8%**	**-18.5%**
Other									
Sales of JGBs for individual investors (transaction base)	398.9	317.9	38.6	89.0	76.8	82.0	**33.5**	**-59.2%**	**-13.3%**

1. Retrospective adjustments made to prior years figures following the establishment of Banking Division.

25

Wealth Management related data (2)
Wealth Management client assets
(trillions of yen)
200
Other
162.3
Foreign investment 153.5 143.8 146.1 152.2 153.2 trusts 150 143.8 Bond investment trusts Stock investment 100 trusts Domestic bonds

Foreign currency bonds Equities
0
FY2023/24 FY2024/25 FY2024/25 FY2025/26
Mar Mar Sep Dec Mar Jun Sep Equities 102.5 92.2 94.6 98.9 92.2 99.7 106.2 Foreign currency bonds 6.4 6.5 6.5 6.5 6.5 6.5 6.8 Domestic bonds1 13.7 14.2 14.0 14.0 14.2 14.7 14.8 Stock investment trusts 13.3 13.3 13.5 14.4 13.3 14.2 15.2 Bond investment trusts 7.3 6.7 7.0 7.2 6.7 6.8 7.2 Foreign investment trusts 1.8 2.0 1.8 2.0 2.0 2.0 2.1 Other2 8.6 8.8 8.7 9.2 8.8 9.3 10.0 Total 153.5 143.8 146.1 152.2 143.8 153.2 162.3
1. Including CBs and warrants. 2.    Including annuity insurance. 26

Wealth Management related data (3)
Net inflows of cash and securities1
(billions of yen)
Wealth Management total Retail only
2,400 2,259
2,000
1,600
1,273 1,288 1,276
1,200
755 744

467 380 519
400 236 296 181 168
0
-131
-400
FY2024/25 FY2025/26 FY2023/24 FY2024/25
2Q 3Q 4Q 1Q 2Q
Wealth Management total 1,273 1,288 236 -131 380 2,259 744 Retail only2 755 1,276 467 181 168 519 296 Inflows of cash and securities3 5,305 6,256 1,649 1,477 1,381 1,809 1,753
1. Cash and securities inflows minus outflows, excluding regional financial institutions.
2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q.
3. Retail Only. Figures for FY2023/24 have been reclassified following a change in definition in FY2024/25 1Q. 27

Wealth Management related data (4)
Number of accounts
(thousands)
FY2023/24 FY2024/25 FY2024/25 FY2025/26
Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,496 5,934 5,888 5,925 5,934 5,965 5,998 Equity holding accounts 2,972 3,285 3,265 3,275 3,285 3,292 3,292 NISA accounts opened1 1,780 1,779 1,763 1,771 1,779 1,800 1,816 Online service accounts 5,582 5,974 5,796 5,881 5,974 6,053 6,140
New individual accounts / IT share2
(thousands)
FY2024/25 FY2025/26 FY2023/24 FY2024/25
2Q 3Q 4Q 1Q 2Q
New individual accounts 334 372 81 99 109 103 103
IT share2
No. of orders 84% 85% 86% 85% 87% 86% 85%
Transaction value 59% 60% 61% 59% 62% 59% 60%
1. Junior NISA accounts are not included from the figure at the end of June 2024.
2. Ratio of cash stocks traded via online service. 28

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2023/24	FY2024/25	FY2024/25 2Q	3Q	4Q	FY2025/26 1Q	2Q	QoQ	YoY
Business revenue	137.2	163.7	39.4	42.0	43.3	40.6	**44.1**	**8.4%**	**11.9%**
Investment gain/loss	16.9	28.8	16.7	3.7	-0.2	9.9	**16.8**	**68.9%**	**0.4%**
Net revenue	154.1	192.5	56.1	45.7	43.0	50.6	**60.8**	**20.3%**	**8.4%**
Non-interest expenses	93.9	102.9	24.2	26.8	27.5	29.0	**30.1**	**3.7%**	**24.7%**
Income (loss) before income taxes	60.2	89.6	31.9	18.9	15.5	21.5	**30.7**	**42.7%**	**-3.8%**

Asset under management by company[1]

(trillions of yen)

	FY2023/24 Mar	FY2024/25 Mar	FY2024/25 Sep	Dec	Mar	FY2025/26 Jun	Sep
Nomura Asset Management	91.0	88.1	87.7	92.2	88.1	93.0	**99.7**
Nomura Corporate Research and Asset Management, etc.[2]	5.6	5.5	5.9	6.3	5.5	8.8	**9.3**
Assets under management (gross)[3]	96.6	93.6	93.6	98.5	93.6	101.8	**109.1**
Group company overlap	7.6	4.3	4.8	4.9	4.3	7.5	**7.8**
Assets under management (net)[4]	89.0	89.3	88.8	93.5	89.3	94.3	**101.2**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024.*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

29

Investment Management related data (2)
Asset inflows/outflows by business1
(billions of yen) FY2024/25 FY2025/26
FY2023/24 FY2024/25 2Q 3Q 4Q 1Q 2Q Investment trusts business 1,845 2,113 655 489 274 -207 525 of which ETFs 473 987 521 -352 673 -667 77 Investment advisory and international 1,915 536 468 -229 40 315 -26 businesses, etc.
Total net asset inflow 3,760 2,648 1,123 260 314 108 498
Domestic public investment trust market and Nomura Asset Management market share2
FY2023/24 FY2024/25 FY2024/25 FY2025/26
(trillions of yen)
Mar Mar Sep Dec Mar Jun Sep Domestic public investment trusts Market 227.0 236.3 230.2 246.0 236.3 254.3 276.8
Nomura Asset Management share (%) 26% 25% 25% 25% 25% 25% 24%
Domestic public stock investment trusts
Market 211.0 221.5 215.2 230.3 221.5 239.0 260.4
Nomura Asset Management share (%) 25% 24% 24% 24% 24% 23% 23%
Domestic public bond investment trusts
Market 16.0 14.8 15.0 15.7 14.8 15.3 16.4
Nomura Asset Management share (%) 44% 44% 44% 45% 44% 44% 44%
ETF
Market 89.6 85.8 85.9 89.4 85.8 92.3 100.4
Nomura Asset Management share (%) 43% 44% 44% 44% 44% 44% 44%
1. Based on assets under management (net). 2. Source: Investment Trusts Association, Japan. 30

Wholesale related data
Net revenue and income (loss) before income taxes
(billions of yen)
FY2024/25 FY2025/26
FY2023/24 FY2024/25 QoQ YoY
2Q 3Q 4Q 1Q 2Q
Net revenue 866.1 1,057.9 263.4 290.5 259.2 261.1 279.2 6.9% 6.0% Non-interest expenses 812.2 891.7 218.1 228.2 221.7 219.2 226.0 3.1% 3.6% Income (loss) before income taxes 53.9 166.3 45.3 62.4 37.5 41.9 53.1 26.8% 17.3%
Breakdown of Wholesale revenue
(billions of yen)
FY2024/25 FY2025/26
FY2023/24 FY2024/25 QoQ YoY
2Q 3Q 4Q 1Q 2Q
Fixed Income 420.3 499.2 127.8 139.9 105.8 124.8 121.9 -2.3% -4.6% Equities 286.8 375.4 93.2 99.1 101.1 98.3 113.8 15.7% 22.1% Global Markets 707.1 874.6 221.1 239.0 206.9 223.1 235.7 5.6% 6.6% Investment Banking 159.0 183.3 42.3 51.5 52.3 37.9 43.5 14.6% 2.8% Net revenue 866.1 1,057.9 263.4 290.5 259.2 261.1 279.2 6.9% 6.0%
31

Number of employees
FY2023/24 FY2024/25 FY2024/25 FY2025/26
Mar Mar Sep Dec Mar Jun Sep
Japan 14,870 14,877 15,045 14,977 14,877 15,317 15,144
Europe 3,053 3,133 3,111 3,114 3,133 3,155 3,173 Americas 2,440 2,417 2,502 2,433 2,417 2,476 2,450 Asia and Oceania1 6,487 6,815 6,724 6,736 6,815 6,960 7,109 Total 26,850 27,242 27,382 27,260 27,242 27,908 27,876
1. Includes Powai office in India. 32

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